FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13A-16 OR 15D-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934

          For the month of:   August 1998
                              -----------


                                     TRICOM, S.A.
                   (Translation of registrant's name into English)


            Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
                      (Address of principal executives offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F     X      Form 40-F
                               -----------          -----------

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No     X
                               -----------   -----------

                If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                                  ---------

          FOR IMMEDIATE RELEASE


          FOR FURTHER INFORMATION CONTACT:

          Jaime Garcia
          TRICOM, S. A.
          Ph (809)  476-4054
          e-mail: jgarcia@tricom.com.do
                  ---------------------

          Robin Weinberg
          DEWE ROGERSON
          Ph (212) 688-6840
          e- mail: rweinberg@dewerogerson.com


                         TRICOM SIGNS CONTRACT WITH MOTOROLA
                           FOR 150,000 LINES CDMA BUILDOUT

                          ANNOUNCES TIMETABLE FOR DEPLOYMENT


          AUGUST  18, 1998   SANTO DOMINGO, DOMINICAN REPUBLIC - TRICOM,
          S. A. (NYSE: TDR), a diversified telecommunications services provider, announced today the selection of Motorola, Inc's Cellular Infrastructure Group (CIG) (NYSE: MOT) as the infrastructure provider of CDMA (Code Division Multiple Access) technology and equipment for its WLL (Wireless Local Loop) and PCS buildout plans. The four year contract provides for the installation of 150,000 wireless subscribers. The selection of Motorola CIG's WiLL(R) technology was the last step necessary in order for the Company to deploy the system.

          The WiLL(R) system will accelerate penetration of the local access market in the Dominican Republic at significantly lower costs compared to deploying copper lines. The Company expects to considerably increase its market share as it will now have the ability to provide telephony services to large areas, enabling it to use mass marketing techniques to target underserved markets. There are currently approximately 750,000 local access lines in service in the Dominican Republic, representing a penetration rate of only 9%.

          "Our goal in selecting to grow with the WLL technology is to offer our customers a reliable, cost effective product, substantially reducing the waiting period for a telephone line" said Arturo Pellerano, President and Chief Executive Officer of TRICOM. "In the highly underserved Dominican market, where only 9 out of every 100 persons have a home telephone, this should prove to be a strong catalyst for market growth and increased penetration."

          CDMA technology uses codes to differentiate subscribers' phone conversations, allowing for the most efficient use of the radio spectrum, at the same time providing enhanced voice quality, comparable to traditional copper wire systems. Among the benefits of this technology are its ability to offer ubiquitous coverage, rapid installation, a scalable network with redeployable equipment, reduced maintenance costs, and mobility. "TRICOM has consistently been a leader in providing innovative services," said Woody Ritchey, Vice-President and General Manager of Motorola CIG's Americas Cellular Infrastructure Group. "Motorola's CDMA WiLL(R) system provides a highly effective platform for TRICOM to quickly offer its customers high-quality digital services on a larger geographic scale than would otherwise be possible."

          The Company expects to have its Wireless Local Loop in operation on a limited basis, in the capital city of Santo Domingo by the first quarter of 1999, and plans to expand into five other cities during the rest of 1999. The Company anticipates that the first phase of the Wireless buildout plan will be completed at a cost of US$12.6 million, and will deploy capacity to connect approximately 36,000 wireless subscribers by the end of 1999. Concurrently with the Wireless Local Loop service, the Company will be able to provide customers with a fully mobile PCS offering.

          The costs to the Company of installing local access lines using WLL technology are estimated to be approximately 20% less than the costs of traditional copper line installation. Additional savings are also expected in the maintenance costs, as well as on the operational expenses required for installation and redeployment.

          The total amount of the contract, US$52 million is considerably lower than was originally anticipated by the Company, and will be invested in equal parts, over the next four years. The deployment of the WLL is expected to take place in three stages over the the same period. The first stage, covering 60% of the capital city of Santo Domingo, with a population of approximately 2.1 million, is expected to be operational by the end of 1998. The second stage, covering five additional cities, comprising a total population of approximately 1.1 million, should be operational by the end of the second quarter of 1999. The third and final stage, to be implemented over the course of the following two years, will increase coverage to seven additional cities, at the same time increasing capacity in the previously covered cities. During these three stages, Motorola will provide TRICOM with installation teams for each network component, staff training, and network testing. Motorola will also provide TRICOM with dedicated, in-country technical support and maintenance, and other services.

          MOTOROLA, INC. is one of the world's leading providers of wireless communications, semiconductors, and advanced electronic systems, components and services. Motorola's 1997 sales were $29.8 billion.

          TRICOM is the sole alternate provider of diversified telecommunications services in the Dominican Republic. Since it began operations in 1992 as a low-cost international long distance service provider, the Company's services have expanded to include basic local service, national long distance, cellular, paging and internet access. TRICOM is the first Dominican company to issue securities on the New York Stock Exchange.


                                        # # #


          This news release contains certain "forward-looking statements" (as described in Section 21E of the Securities Exchange Act of
          1934) that are based on the beliefs of the Company's management, as well as assumptions by, and information currently available to, the Company's management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of the Company or its management and are subject to certain risks, uncertainties and contingencies which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. In particular such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.


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                                      SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TRICOM, S.A



          Dated: August 18, 1998             By:/s/ Carl H. Carlson
                                                ---------------------------
                                                Carl H. Carlson
                                                Executive Vice President
                                                and Member of the
                                                Office of the President